Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Joins World Ovarian Cancer Coalition and Ovarian Cancer Canada in Supporting Ovarian Cancer Day 2019

Dartmouth, Nova Scotia; May 8, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today joins with World Ovarian Cancer Coalition and Ovarian Cancer Canada in recognizing World Ovarian Cancer Day (WOCD). This initiative aims to raise awareness of, and bring hope to, the global challenges faced by women living with a diagnosis of ovarian cancer.

"Ovarian cancer remains one of the most underserved, difficult-to-treat forms of the disease," said Frederic Ors, Chief Executive Officer at IMV Inc. "IMV is committed to developing an immunotherapy approach with the potential to make meaningful difference in the lives of the women with ovarian cancer. We are honored to support the World Ovarian Cancer Coalition and Ovarian Cancer Canada, to be a part of the solution as we advance multiple clinical studies of our product candidates in ovarian cancer, and to amplify the patients' voices and continue to drive awareness of this urgent medical need."

Over 150 ovarian cancer patient organizations from around the world work together, year-round, as partners of the World Ovarian Cancer Coalition. Each year on May 8th for WOCD, they come together to raise awareness of ovarian cancer and the need for global action to tackle this disease for every woman, no matter where she lives.

Elisabeth Baugh, Chair of the World Ovarian Cancer Coalition, commented, "Our 'Every Woman Study,' which surveyed more than 1500 women, found that two-thirds of women who had been diagnosed with ovarian cancer had either not heard of it or knew nothing about the disease prior to their diagnosis. This is why it is crucial that we come together each year on World Ovarian Cancer Day to raise awareness and speak with one voice in our fight against this disease. I am proud to be part of a global community that speaks out so loudly and passionately. I'm also enormously grateful for the continued support of our partners."

To demonstrate support for WOCD, IMV employees will wear teal - the signature color of ovarian cancer awareness - and participate in a social media campaign to spread awareness about ovarian cancer. Those interested can join IMV, and other organizations around the world, today in support of WOCD. Connect at https://ovariancancerday.org/get-involved/

About World Ovarian Cancer Coalition

The World Ovarian Cancer Coalition (WOCC) is a not-for-profit organization, established in 2016, working across the globe to reduce the impact ovarian cancer has on the lives of women and their loved ones. The creation of the World Ovarian Cancer Coalition is a logical and powerful next step that builds on the significant impact of the annual flagship ovarian cancer awareness campaign - World Ovarian Cancer Day. Our mission is to ensure the best possible chance of survival, and the best quality of life for every woman with ovarian cancer - wherever she lives.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Contacts for IMV:

MEDIA:
Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com

INVESTOR RELATIONS:
Marc Jasmin, Senior Director, Investor Relations and Communications

O: (902) 492-1819 ext : 1042
M: (514) 917-9481 E: mjasmin@imv-inc.com